Rec'd 1/14/08

[redacted]

08025301

UNITED STATES
SECURITIES AND EXCHANGE CO...
Washington, D.C. 20549

RECD S.E.C.
JAN 4 2008
508

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-38486 65228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TD Options LLC

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, Suite 688
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D'Anna (312) 244-2504
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

0711-0882346

OATH OR AFFIRMATION

I, William D'Anna, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of TD Options LLC (the Company) as of October 31, 2007, are true and correct. I further affirm that neither the Company, nor any Member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

William D'Anna
Chief Financial Officer

Notary Public

OFFICIAL SEAL
MICHAEL D PIERSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/11

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Operations
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Member's Deficit
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Independent Auditors' Supplemental Report on Internal Control

STATEMENT OF FINANCIAL CONDITION

TD Options LLC
October 31, 2007
With Report of Independent Auditors

TD Options LLC

Statement of Financial Condition

October 31, 2007

Contents

0711-0882346

Report of Independent Auditors

The Member
TD Options LLC

We have audited the accompanying statement of financial condition of TD Options LLC as of October 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Options LLC at October 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
December 20, 2007

TD Options LLC

Statement of Financial Condition

October 31, 2007

Assets	
Cash	$ 68,978
Securities owned	411,814,103
Securities borrowed – affiliate	157,743,000
Derivative contracts	406,792,905
Receivable from clearing broker	262,521,825
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $6,448,406	388,029
Exchange memberships	17,064,000
Pension and postretirement benefit obligations	1,295,148
Other assets	128,110
Other assets – affiliate	1,366,904
Total assets	$ 1,259,183,002
Liabilities and member's equity	
Securities sold, not yet purchased	$ 544,620,107
Derivative contracts	390,679,702
Bank loans payable – affiliates	194,732,331
Lease payable	335,598
Accounts payable and other liabilities	16,382,654
Accounts payable and other liabilities – affiliate	230,430
	1,146,980,822
Subordinated borrowings – affiliates	150,000,000
Total liabilities	1,296,980,822
Member's equity (deficit)	(37,797,820)
Total liabilities and member's equity	$ 1,259,183,002

See accompanying notes.

1. Organization and Significant Accounting Policies

Nature of Operations

TD Options LLC (a Delaware limited liability company) (the Company) is primarily a market maker/specialist buying, selling, and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. The Company is a broker-dealer registered under the Securities Exchange Act of 1934.

The Company was formed on January 17, 2002, in connection with the purchase of certain net assets of several broker-dealer entities by TD Equity Options, Inc. (TD Equity). The Company is a wholly owned subsidiary of TD Equity, which is an indirect, wholly owned subsidiary of The Toronto-Dominion Bank (TD Bank). The Company commenced operations on March 1, 2002. The Company is economically and financially dependent on TD Equity and TD Bank.

The limited liability company operating agreement provides, among other things, that the Company's date of dissolution is dependent on certain events as described in the Amended and Restated Limited Liability Company Agreement, dated as of February 28, 2002 (the Agreement).

Equity is issued to members in the form of units. At October 31, 2007, the only outstanding class was Class A. Prior to October 11, 2007, there were also Class B and C unit holders. However, these Class B and C units were dissolved on October 11, 2006 and October 31, 2006, respectively, and resulted in a $117,000 reclass from liabilities to member's deficit. The Class A units carry all voting rights. TD Equity was the only Class A member as of October 31, 2007, and as prescribed by the Agreement, the loss was allocated to the Class A member, TD Equity.

Securities Owned and Equity Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased consist of equities and are stated at fair value. Fair value is based on listed market prices. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the equity securities sold short at prevailing market prices in the future to satisfy these obligations. All securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities subject to certain limitations.

1. Organization and Significant Accounting Policies (continued)

Securities Borrowed – Affiliates

Securities borrowed transactions are recorded at the amount of cash collateral advanced and are all with TD Securities (USA) LLC (TDSI). Securities borrowed transactions require the Company to provide TDSI with collateral in the form of cash or other securities.

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts (derivatives) for trading. Derivatives traded include options and futures and are recorded at fair value. Fair values are based on quoted market prices.

Receivable From, and Payable to, Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary positions subject to collateral maintenance requirements.

Fair Value of Financial Instruments

Securities owned, securities sold, not yet purchased, and derivative contracts are reflected at fair value in the statement of financial condition. Financial instruments carried at cost, which approximates fair value, on the statement of financial condition include receivable from clearing broker, securities borrowed, bank loans payable, and subordinated borrowings.

The carrying amount of subordinated borrowings closely approximates fair value based upon rates of interest available to the Company at October 31, 2007.

1. Organization and Significant Accounting Policies (continued)

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, the member is liable for federal and state income taxes on its share of taxable income.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Lease Payable

The lease payable represents the remaining difference between the future contractual premises obligation and the same premises market rates determined at the commencement of operations.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Furniture and computer software are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their respective lease term or useful life using the straight-line method.

Retirement Plan

The retirement plan consists primarily of contributions made by the Company to the defined-benefit pension plan sponsored by TD Bank. The Company receives periodic expense allocations from TD Bank related to this pension plan based on headcount. The expense amounts are deducted from the retirement plan asset.

2. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into various transactions involving derivative contracts and other off-balance sheet instruments. The derivative contracts include exchange-traded options and futures. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative contracts as part of its market-making and trading activities.

Derivative contracts are valued at fair value. The fair value of derivative contracts at October 31, 2007, consisted of the following:

	Assets	Liabilities
Options	$406,792,905	$390,679,702
	$406,792,905	$390,679,702

These derivative contracts expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and option transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

2. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at October 31, 2007, at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to October 31, 2007. To manage this market risk, the Company may hold securities which can be used to settle these obligations and monitors its market exposure daily, adjusting positions as deemed necessary.

The Company has accounts with one bank and one clearing broker-dealer located in the United States.

3. Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). Such contracts include written option contracts that are not settled in cash.

These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of October 31, 2007, the maximum payouts for these contracts are limited to the notional amounts of each contract. The notional value of derivative contracts as of October 31, 2007, was $6.96 billion. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company.

The fair values of all written option contracts as of October 31, 2007, are included in derivative contracts liability on the statement of financial condition. The Company is contingently liable for the transactions of the broker-dealer in which the Company has an investment.

4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at October 31, 2007, consisted of the following:

Computer equipment and software	$ 9,000
Capitalized software costs	3,198,730
Leasehold improvements	3,512,862
Furniture	115,843
Less accumulated depreciation and amortization	(6,448,406)
	$ 388,029

5. Agreement With Clearing Broker

The Company conducts business with one clearing broker that is a member of the major securities exchanges. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of this broker. A significant portion of assets and liabilities of the Company reflected in the statement of financial condition are positions with, and amounts receivable or payable from/to, this broker.

6. Lines of Credit

The Company has unsecured line-of-credit agreements with TD Equity and Toronto Dominion Holdings (U.S.A), Inc. (TD Holdings) (collectively, the Lenders). Both agreements are uncommitted lines of credit, subject to annual review and revocation by the Lenders. Under the agreements, the Company may borrow up to $100 million from TD Equity and $2 billion from TD Holdings.

At October 31, 2007, the outstanding balances due to TD Equity and TD Holdings were approximately $77 million and $117.5 million, respectively. At October 31, 2007, the interest rate charged was 5.26 % and 5.04 %, respectively. Interest payable of $36,430 related to these loans are included in accounts payable and other liabilities – affiliate on the statement of financial condition

7. Subordinated Borrowings

The Company entered into a subordinated loan agreement with TD Holdings on March 1, 2002, and subsequently amended on April 6, 2006 and June 20, 2006, for $50 million, which matures on May 1, 2010, and bears an interest rate of LIBOR plus 1/8 of 1%. On March 15, 2003, and subsequently amended on May 5, 2003, the Company entered into an additional revolving subordinated loan agreement with TD Holdings for amounts up to $100 million, which matures on February 28, 2008, and bears an interest rate of LIBOR plus 1/8 of 1%. On June 5' 2007, the Company entered into a third subordinated loan with TD Holdings for amounts up to $40,000,000, which matures on June 30, 2010, and bears an interest rate of LIBOR plus 1/8 of 1%. As at October 31, 2007, $150 million was drawn down against these agreements. All three subordinated loans qualify as equity in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Benefit Plans

TD Bank sponsors a noncontributory, defined-benefit pension plan which covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees measured by length of service, compensation, and other factors is currently being funded through a trust established under the plan. Funding of retirement costs for the plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. TD Bank also provides postretirement medical, dental, and life insurance under a postretirement plan, which covers full-time employees of the Company and TD Bank upon reaching normal retirement age.

TD Bank also sponsors a defined-contribution 401(k) plan, which covers full-time employees of the Company and TD Bank. Under the plan, employee contributions are partially matched by the respective subsidiary of TD Bank.

9. Commitments and Contingencies

The Company leases office space under noncancelable lease agreements. On March 8, 2006, the Company entered into a new lease for the period December 1, 2006 – November 30, 2011. At October 31, 2006, minimum annual rental commitments were as follows:

	Occupancy Leases
Year ending October 31:	
2008	$ 748,667
2009	764,523
2010	780,379
2011	796,235
2012	66,463
	$ 3,156,267

The Company is a defendant in lawsuits arising from the ordinary course of business. Management of the Company, after consultation with outside counsel, believes that the resolution of these matters will not result in any material adverse effect on the Company's results of operations or financial condition.

On January 6, 2006, the Company received a request for voluntary production of documents and information in connection with inquiries being conducted by the SEC into specialist trading practices on certain regional and options exchanges. The Company is cooperating with the SEC in connection with this request and has provided documents and information. The Company is in discussions with the SEC concerning the potential resolution of this matter and in connection therewith has accrued $8.55 million at October 31, 2007, against the possibility that a fine or restitution may be assessed. Actual amounts could differ from this estimate related to this matter.

10. Transactions With Affiliates

Edge Trading Systems LLC (Edge), an affiliate, provides technology support services to the Company. $876,034 is recorded in other assets – affiliate on the statement of financial condition at October 31, 2007, for Edge services rendered. As of October 31, 2007, $194,000 is included in accounts payable and other liabilities – affiliate on the statement of financial condition related to execution costs incurred with TD Professional Execution, Inc.

The Company allocated to Edge finance and compliance/legal expenses of which $16,200 and $5,628, respectively, is included in other assets – affiliate on the statement of financial condition.

The Company allocated to TD Professional Execution, Inc. finance and compliance/legal expenses of which $8,100 and $9,380, respectively, is included in other assets – affiliate on the statement of financial condition.

Due to the stock borrow activity with TDSI, $451,562 of interest receivable is included in other assets – affiliate on the statement of financial condition.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the SEC) and has elected to compute its net capital in accordance with the *Alternative Net Capital Requirement* of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2007, the Company had net capital, as defined, of $64,725,693, which was $64,475,693 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.

END